ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Raphael Di Napoli	Chief Financial Officer	United States